Immergo Labs, Inc.



ANNUAL REPORT

250 Natural Bridges Dr

Santa Cruz, CA 95060

0

http://immergolabs.com/

This Annual Report is dated March 22, 2024.

BUSINESS

Business

"Immergo Labs, Inc. ("Immergo Labs" or the "Company") is a corporation organized under the laws of the state of Delaware that develops a virtual reality telehealth platform designed for physical therapists and their patients. The Company's business model consists of Software as a Service focused on physical therapists and their patients. Our services will be sold across states as direct-to-consumer businesses online. The Company has received an NSF SBIR Grant ($256k) to identify product market fit and de-risk the required technology, is composed of a uniquely skilled team to develop the required features of this platform, and is positioned to solve a large market need in the growing rehabilitation and telehealth market.

Corporate Structure

Immergo Labs was initially organized as Immergo, LLC, a California limited liability company on 06/01/2020 and converted to a Delaware corporation on 03/04/2022.

Intellectual Property

The Company has applied for a US Nonprovisional Patent, filed on July 19, 2022, titled "System and Method for Utilizing Immersive Virtual Reality in Physical Therapy."

The Company has applied for a US Trademark filed on July 22, 2022. This filing and its details are publicly available at www.uspto.gov.

The company is licencing University of California Technology ID 2022-809 entitled, "Using virtual reality, machine learning, and biomechanical simulation to predict joint angles and torques", which is the subject of a provisional patent application filed on 12/08/2021.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $769.57
Number of Securitis Sold: 7,695,651
Use of proceeds: Platform development
Date: March 31, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE
Final amount sold: $22,000.00
Use of proceeds: IP strategy, marketing, development, and salaries.
Date: July 23, 2022
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $20,000.00
Use of proceeds: IP strategy, marketing, platform development, and salaries.
Date: July 23, 2022
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

How long can the business operate without revenue:

Without revenue generation we can operate for 2 years. We can run extremely lean until we raise money, then we would want to hire to speed up development.

Foreseeable major expenses based on projections:

The major expenses will include user testing for validation, marketing for user adoption, and developing a support team to help physical therapists and patients with the platform if they run into any issues.

Future operational challenges:

The land scape of virtual reality is continuously changing. This means hardware and software are constantly evolving. We build our platform on the Unity Game Engine so that our platform can be delpoyed to any off the shelf head set. So long as Unity remains one of the top gaming engines we should be able to handle this operational challenge.

Future challenges related to capital resources:

Healthcare policies are constantly evolving and this mean prices and insurance coverage are changing as well. We need to be ready to adapt but as a SaaS platform we should be able to quickly adapt to any policies that may have an effect on our platform.

Future milestones and events:

The big milestones will be fundraising for plaform development and testing, reaching revenue with our beta launch, appealing to insurance, and launching internationally. Each of these milestones will have significant impact on the company financially.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $51,545.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

We use a credit card for some of our transactions and have a debt of $12,099.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Michael Ora Powell

Michael Ora Powell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, co-founder, and biomechanics lead

Dates of Service: March, 2022 - Present

Responsibilities: Responsible for managing a company's overall operations and overseeing biomechanics data collection and analysis. Michael is currently not taking a salary.

Position: Director

Dates of Service: March, 2022 - Present

Responsibilities: General manager of the business and assess the overall direction and strategy of the business.

Other business experience in the past three years:

Employer: University of California Santa Cruz

Title: Graduate Student Researcher

Dates of Service: April, 2021 - August, 2021

Responsibilities: Conducted research focused on the development of a virtual reality (VR) physical therapy game and on a separate project compared two different immersive VR systems for mentally impaired and healthy users.

Other business experience in the past three years:

Employer: National Science Foundation

Title: Co-Entrepreneurial Lead, I-CORPS Program, Immergo

Dates of Service: May, 2020 - August, 2020

Responsibilities: Interviewed 130+ people in the physical therapy industry during the seven-week program to understand needs of telehealth and feasibility of academic research translation for immersive virtual reality physical therapy. Trained in the startup business model lean launchpad method by Steve Blank.

Other business experience in the past three years:

Employer: Insight Data Science

Title: Data Science Fellow

Dates of Service: September, 2020 - August, 2021

Responsibilities: Worked on a consulting project to help phone app company label phone motion capture data for vehicle activity recognition so they could expand their feature set for users.

Other business experience in the past three years:

Employer: University of California Santa Cruz

Title: Teaching Assistant

Dates of Service: September, 2016 - August, 2021

Responsibilities: Instructed labs for Computer Systems and Assembly Language (300+ students per quarter) and Intro to Python (200+ students per quarter).

Name: Aviv Elor

Aviv Elor's current primary role is with Meta. Aviv Elor currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Science Officer, co-founder, and UX Lead

Dates of Service: March, 2022 - Present

Responsibilities: Head of scientific research operations and leads virtual reality development. Aviv is currently not taking a salary.

Position: Director

Dates of Service: September, 2022 - Present

Responsibilities: General manager of the business and assess the overall direction and strategy of the business.

Other business experience in the past three years:

Employer: Meta

Title: VR Hardware User Experience Researcher

Dates of Service: September, 2022 - Present

Responsibilities: Conducting user experience research for virtual reality hardware.

Other business experience in the past three years:

Employer: University of California Santa Cruz

Title: Lecturer of Electrical and Computer Engineering

Dates of Service: March, 2022 - June, 2022

Responsibilities: Taught Introduction to Mechatronics to a class of 45 students.

Other business experience in the past three years:

Employer: Meta

Title: Intern - VR Hardware User Experience Researcher

Dates of Service: June, 2021 - September, 2021

Responsibilities: Mixed methods researcher in the Facebook Reality Labs (FRL) VR Hardware UXR & Hardware Pathfinding Teams. Applied human-centered research towards mapping use-cases and input needs with Oculus VR products between multiple cross-functional teams (XFNs).

Other business experience in the past three years:

Employer: University of California Santa Cruz

Title: Graduate Student Researcher

Dates of Service: September, 2019 - September, 2021

Responsibilities: Research involving human-computer interaction, immersive media, robotics, affective computing, user experience, and emerging technologies. My primary research explores virtual reality by combining immersive environments, wearable robotics, and biofeedback.

Other business experience in the past three years:

Employer: National Science Foundation

Title: Entrepreneurial Lead, I-CORPS Program, Immergo

Dates of Service: May, 2020 - August, 2020

Responsibilities: Interviewed 130+ workers in the physical therapy industry.

Other business experience in the past three years:

Employer: National Institutes of Health

Title: Advanced Mixed Reality Researcher

Dates of Service: June, 2019 - September, 2019

Responsibilities: Developed an immersive mixed reality platform for interactive biomedical data analysis with Magic Leap One and WebGL that enabled runtime annotation and dynamic visualization of complex data.

Name: Ash Robbins

Ash Robbins's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technology Officer, co-founder, and machine learning lead.

Dates of Service: March, 2022 - Present

Responsibilities: Responsible for machine learning development, algorithm implementation, and data security. Ash is currently not taking a salary.

Position: Director

Dates of Service: March, 2022 - Present

Responsibilities: General manager of the business and assess the overall direction and strategy of the business.

Other business experience in the past three years:

Employer: University of California Santa Cruz

Title: Graduate Student Researcher - Data Analyst

Dates of Service: July, 2019 - Present

Responsibilities: Continuing research on cortical organoid firing via calcium imaging analysis and conducting electrophysiology experiments.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Michael Ora Powell

Amount and nature of Beneficial ownership: 2,565,217

Percent of class: 29.5

Title of class: Common Stock

Stockholder Name: Aviv Elor

Amount and nature of Beneficial ownership: 2,565,217

Percent of class: 29.5

Title of class: Common Stock

Stockholder Name: Ash Robbins

Amount and nature of Beneficial ownership: 2,565,217

Percent of class: 29.5

RELATED PARTY TRANSACTIONS

Name of Entity: Aviv Elor
Relationship to Company: Officer
Nature / amount of interest in the transaction: Invested $10k using SAFE with 20% discount, no valuation cap, and no

MFN.
Material Terms: Invested $10k using SAFE with 20% discount, no valuation cap, and no MFN.

Name of Entity: Ash Robbins
Relationship to Company: Officer
Nature / amount of interest in the transaction: Invested $10k using SAFE with 20% discount, no valuation cap, and no MFN.
Material Terms: Invested $10k using SAFE with 20% discount, no valuation cap, and no MFN.

Name of Entity: Aviv Elor
Relationship to Company: Officer
Nature / amount of interest in the transaction: Invested $20k using SAFE with 30% discount, no valuation cap, and no MFN.
Material Terms: Invested $20k using SAFE with 30% discount, no valuation cap, and no MFN.

OUR SECURITIES

The company has authorized Common Stock, and SAFEs. As part of the Regulation Crowdfunding raise, the Company will be offering up to 477,671 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 8,695,651 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding includes 130,434 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 869,566 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFEs

The security will convert into Safe preferred stock (see definition below) and the terms of the SAFEs are outlined below:

Amount outstanding: $42,000.00

Interest Rate: %

Discount Rate: 80.0%

Valuation Cap: None

Conversion Trigger: Triggers include equity financing, liquidity events, and dissolution events. See material terms below for additional information.

Material Rights

Conversion/Pay-out Information

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Price.

If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

Definitions

"Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"Initial Public Offering" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"Liquidity Event" means a Change of Control, a Direct Listing or an Initial Public Offering.

"Safe Preferred Stock" means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Discount Price; and (ii) the basis for any dividend rights, which will be based on the Discount Price.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering equity in the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation. We may never have an operational product or service It is possible that there may never be an operational remote care platform or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our remote care platform. Delays or cost overruns in the development of our remote care platform and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Immergo Labs, Inc. was formed on 06/01/2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Immergo Labs, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that remote care platform is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns two trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change as the rules and regulations around healthcare (including telehealth and insurance policy) are ever evolving to new treatments and technological developments. If changes do occur then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Immergo Labs, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Immergo Labs, Inc. could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on March 22, 2024.

Immergo Labs, Inc.

By   /s/ *Michael Powell*

     Name: Immergo Labs, Inc.

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS



Financial Statements

Immergo Labs Inc
For the period ended December 31, 2023

Prepared on
January 9, 2024

Table of Contents

Balance Sheet - YTD/Prior YTD Comparison

As of January 1, 2024

	Total	
	As of Jan 1, 2024	**As of Jan 1, 2023 (PY)**
ASSETS		
Current Assets		
Bank Accounts		
1001 Operating	-1,988	94,598
Chase Savings 5372	51,545	55
Total Bank Accounts	**49,557**	**94,653**
Total Current Assets	**49,557**	**94,653**
Fixed Assets		
1301 Computer Equipment	2,946	2,946
Total Fixed Assets	**2,946**	**2,946**
TOTAL ASSETS	**$52,503**	**$97,599**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
Chase Business CC 2952	12,099	900
Total Credit Cards	**12,099**	**900**
Total Current Liabilities	**12,099**	**900**
Total Liabilities	**12,099**	**900**
Equity		
3100 Common Stock	120,520	120,520
3200 Additional Paid In Capital	80,612	60,612
3900 RETAINED EARNINGS	-180,728	-83,533
SAFE Investment	20,000	
Net Income		-900
Total Equity	**40,404**	**96,699**
TOTAL LIABILITIES AND EQUITY	**$52,503**	**$97,599**

Balance Sheet -Three Month Comparison

As of December 31, 2023

	Oct 2023	Nov 2023	Dec 2023
ASSETS			
Current Assets			
Bank Accounts			
1001 Operating	2,285	6,500	-1,988
Chase Savings 5372	43,544	31,544	51,545
Total Bank Accounts	**45,828**	**38,044**	**49,557**
Total Current Assets	**45,828**	**38,044**	**49,557**
Fixed Assets			
1301 Computer Equipment	2,946	2,946	2,946
Total Fixed Assets	**2,946**	**2,946**	**2,946**
TOTAL ASSETS	**$48,775**	**$40,990**	**$52,503**
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Credit Cards			
Chase Business CC 2952	9,905	12,349	12,099
Total Credit Cards	**9,905**	**12,349**	**12,099**
Total Current Liabilities	**9,905**	**12,349**	**12,099**
Total Liabilities	**9,905**	**12,349**	**12,099**
Equity			
3100 Common Stock	120,520	120,520	120,520
3200 Additional Paid In Capital	80,612	80,612	80,612
3900 RETAINED EARNINGS	-83,533	-83,533	-83,533
SAFE Investment			20,000
Net Income	-78,730	-88,958	-97,195
Total Equity	**38,869**	**28,641**	**40,404**
TOTAL LIABILITIES AND EQUITY	**$48,775**	**$40,990**	**$52,503**

Income Statement - Current Period/Prior Year Current Period Comparison

December 2023

	Total		
	Dec 2023	**Dec 2022 (PY)**	**% Change**
INCOME			
4000 Revenue	43		
Total Income	**43**	**0**	**0%**
COST OF GOODS SOLD			
5060 Subcontractors	420		
Total Cost of Goods Sold	**420**	**0**	**0%**
GROSS PROFIT	**-377**	**0**	**0%**
EXPENSES			
6000 Fringe Benefits Pool			
6010 FICA & Medicare	454	269	69.00 %
6040 Payroll Fees	58	52	12.00 %
Total 6000 Fringe Benefits Pool	**512**	**321**	**59.00 %**
6100 Facilities Pool			
6140 Office Supplies		11	-100.00 %
6150 Postage		21	-100.00 %
Total 6100 Facilities Pool		**32**	**-100.00 %**
6200 Support Overhead Pool			
6205 Wages (Support Overhead)	593		
6230 Dues & Subscriptions	472	20	2,259.00 %
Total 6200 Support Overhead Pool	**1,065**	**20**	**5,223.00 %**
6300 Marketing & Sales Pool			
6305 Wages (Mktg & Sales)	445		
Total 6300 Marketing & Sales Pool	**445**		
6400 Finance & Admin Pool			
6405 Wages (Finance & Admin)	1,630	2,964	-45.00 %
6408 Accounting Fees		616	-100.00 %
6409 Bank Charges	49	15	227.00 %
6421 Professional Fees	900		
6450 Legal Fees		15,050	-100.00 %
Total 6400 Finance & Admin Pool	**2,579**	**18,645**	**-86.00 %**

	Total		
	Dec 2023	Dec 2022 (PY)	% Change
7000 Bid & Proposal Pool			
7005 Wages (B&P)	148		
Total 7000 Bid & Proposal Pool	**148**		
8000 IR & D Pool			
8005 Wages (IR & D)	3,112		
Total 8000 IR & D Pool	**3,112**		
9000 Unallowables (Per FAR) Pool		200	-100.00 %
9105 Advertising		17,446	-100.00 %
Total 9000 Unallowables (Per FAR) Pool		**17,646**	**-100.00 %**
Total Expenses	**7,860**	**36,664**	**-79.00 %**
NET OPERATING INCOME	-8,237	-36,664	78.00 %
OTHER INCOME			
4310 Interest	0		
Total Other Income	**0**	**0**	**0%**
NET OTHER INCOME	0	0	0%
NET INCOME	$ -8,237	$ -36,664	78.00 %

Income Statement - Three Month Comparison

October - December, 2023

	Oct 2023		Nov 2023		Dec 2023		Total	
	Current	% of Income	Current	% of Income	Current	% of Income	Current	% of Income
INCOME								
4000 Revenue	22	100.00 %	43	100.00 %	43	100.00 %	108	100.00 %
Total Income	**22**	**100.00 %**	**43**	**100.00 %**	**43**	**100.00 %**	**108**	**100.00 %**
COST OF GOODS SOLD								
5060 Subcontractors	420	1,950.00 %			420	973.00 %	840	779.00 %
Total Cost of Goods Sold	**420**	**1,950.00 %**	**0**	**0%**	**420**	**973.00 %**	**840**	**779.00 %**
GROSS PROFIT	**-398**	**-1,850.00 %**	**43**	**100.00 %**	**-377**	**-873.00 %**	**-732**	**-679.00 %**
EXPENSES								
6000 Fringe Benefits Pool							0	0%
6010 FICA & Medicare	454	2,105.00 %	453	1,053.00 %	454	1,050.00 %	1,360	1,262.00 %
6040 Payroll Fees	58	269.00 %	52	121.00 %	58	134.00 %	168	156.00 %
Total 6000 Fringe Benefits Pool	**512**	**2,375.00 %**	**505**	**1,174.00 %**	**512**	**1,185.00 %**	**1,528**	**1,418.00 %**
6100 Facilities Pool							0	0%
6140 Office Supplies			2,665	6,189.00 %			2,665	2,473.00 %
6150 Postage	39	183.00 %					39	37.00 %
Total 6100 Facilities Pool	**39**	**183.00 %**	**2,665**	**6,189.00 %**			**2,704**	**2,509.00 %**
6200 Support Overhead Pool							0	0%
6205 Wages (Support Overhead)	593	2,752.00 %	593	1,377.00 %	593	1,373.00 %	1,778	1,650.00 %
6230 Dues & Subscriptions	318	1,477.00 %	346	802.00 %	472	1,093.00 %	1,136	1,054.00 %
6270 Travel	1,082	5,023.00 %					1,082	1,004.00 %
6275 Travel meals	260	1,205.00 %					260	241.00 %
Total 6200 Support Overhead Pool	**2,252**	**10,457.00 %**	**938**	**2,179.00 %**	**1,065**	**2,466.00 %**	**4,255**	**3,949.00 %**

	Oct 2023		Nov 2023		Dec 2023		Total	
	Current	% of Income	Current	% of Income	Current	% of Income	Current	% of Income
6300 Marketing & Sales Pool							0	0%
6305 Wages (Mktg & Sales)	445	2,064.00 %	445	1,033.00 %	445	1,030.00 %	1,334	1,238.00 %
Total 6300 Marketing & Sales Pool	**445**	**2,064.00 %**	**445**	**1,033.00 %**	**445**	**1,030.00 %**	**1,334**	**1,238.00 %**
6400 Finance & Admin Pool							0	0%
6405 Wages (Finance & Admin)	1,630	7,568.00 %	1,630	3,786.00 %	1,630	3,776.00 %	4,891	4,538.00 %
6408 Accounting Fees	725	3,366.00 %					725	673.00 %
6409 Bank Charges					49	114.00 %	49	45.00 %
6421 Professional Fees	3,795	17,618.00 %	725	1,684.00 %	900	2,085.00 %	5,420	5,029.00 %
Total 6400 Finance & Admin Pool	**6,150**	**28,552.00 %**	**2,355**	**5,470.00 %**	**2,579**	**5,975.00 %**	**11,085**	**10,285.00 %**
7000 Bid & Proposal Pool							0	0%
7005 Wages (B&P)	148	688.00 %	148	344.00 %	148	343.00 %	445	413.00 %
Total 7000 Bid & Proposal Pool	**148**	**688.00 %**	**148**	**344.00 %**	**148**	**343.00 %**	**445**	**413.00 %**
8000 IR & D Pool							0	0%
8005 Wages (IR & D)	3,112	14,448.00 %	3,112	7,228.00 %	3,112	7,209.00 %	9,337	8,663.00 %
Total 8000 IR & D Pool	**3,112**	**14,448.00 %**	**3,112**	**7,228.00 %**	**3,112**	**7,209.00 %**	**9,337**	**8,663.00 %**
Insurance			103	238.00 %			103	95.00 %
Total Expenses	**12,659**	**58,767.00 %**	**10,272**	**23,854.00 %**	**7,860**	**18,208.00 %**	**30,790**	**28,571.00 %**
NET OPERATING INCOME	-13,057	-60,617.00 %	-10,229	-23,754.00 %	-8,237	-19,081.00 %	-31,523	-29,250.00 %
OTHER INCOME								
4310 Interest	0	2.00 %	0	1.00 %	0	1.00 %	1	1.00 %
Total Other Income	**0**	**2.00 %**	**0**	**1.00 %**	**0**	**1.00 %**	**1**	**1.00 %**
NET OTHER INCOME	0	2.00 %	0	1.00 %	0	1.00 %	1	1.00 %
NET INCOME	$ -13,057	-60,615.00 %	$ -10,228	-23,753.00 %	$ -8,237	-19,080.00 %	$ -31,522	-29,249.00 %

Income Statement - YTD/Prior YTD Comparison

January - December 2023

		Total	
	Jan - Dec 2023	**Jan - Dec 2022 (PY)**	**% Change**
INCOME			
4000 Revenue	224		
4100 Grants - Government	42,608		
Total 4000 Revenue	**42,832**		
Total Income	**42,832**	**0**	**0%**
COST OF GOODS SOLD			
5060 Subcontractors	8,265		
Cost of Goods Sold			
5001 Direct Labor		3,057	-100.00 %
5040 Materials	4,132	406	917.00 %
5070 Travel		3,551	-100.00 %
5075 Travel Meals		1,239	-100.00 %
Total 5070 Travel		**4,790**	**-100.00 %**
Total Cost of Goods Sold	**4,132**	**8,253**	**-50.00 %**
Total Cost of Goods Sold	**12,397**	**8,253**	**50.00 %**
GROSS PROFIT	**30,435**	**-8,253**	**469.00 %**
EXPENSES			
6000 Fringe Benefits Pool			
6010 FICA & Medicare	5,714	2,091	173.00 %
6040 Payroll Fees	654	52	1,158.00 %
Total 6000 Fringe Benefits Pool	**6,368**	**2,143**	**197.00 %**
6100 Facilities Pool			
6140 Office Supplies	4,859	2,342	107.00 %
6150 Postage	894	246	264.00 %
Total 6100 Facilities Pool	**5,753**	**2,588**	**122.00 %**
6200 Support Overhead Pool			
6205 Wages (Support Overhead)	7,015		
6230 Dues & Subscriptions	3,652	315	1,058.00 %
6270 Travel	3,420		
6275 Travel meals	958		
Total 6200 Support Overhead Pool	**15,045**	**315**	**4,670.00 %**
6300 Marketing & Sales Pool			

	Total		
	Jan - Dec 2023	Jan - Dec 2022 (PY)	% Change
6305 Wages (Mktg & Sales)	5,187		
Total 6300 Marketing & Sales Pool	**5,187**		
6400 Finance & Admin Pool			
6405 Wages (Finance & Admin)	19,809	20,748	-5.00 %
6408 Accounting Fees	20,517	3,633	465.00 %
6409 Bank Charges	574	15	3,727.00 %
6417 Local / Franchise Taxes	2,504		
6418 Conferences / Seminars	130		
6421 Professional Fees	5,620		
6450 Legal Fees		15,425	-100.00 %
Total 6400 Finance & Admin Pool	**49,155**	**39,821**	**23.00 %**
7000 Bid & Proposal Pool			
7005 Wages (B&P)	1,828		
Total 7000 Bid & Proposal Pool	**1,828**		
8000 IR & D Pool			
8005 Wages (IR & D)	33,345		
Total 8000 IR & D Pool	**33,345**		
9000 Unallowables (Per FAR) Pool		425	-100.00 %
9105 Advertising	10,911	29,988	-64.00 %
Total 9000 Unallowables (Per FAR) Pool	**10,911**	**30,413**	**-64.00 %**
Insurance	103		
Total Expenses	**127,694**	**75,280**	**70.00 %**
NET OPERATING INCOME	-97,259	-83,533	-16.00 %
OTHER INCOME			
4310 Interest	64		
Total Other Income	**64**	**0**	**0%**
NET OTHER INCOME	64	0	0%
NET INCOME	$ -97,195	$ -83,533	-16.00 %

Aged Receivables Summary
As of January 1, 2024

This report contains no data for your specified date range.

Aged Payables Summary

This report contains no data for your specified date range.

Immergo Summary Capitalization Table

	Shares Authorized	Shares Issued and Outstanding	Fully Diluted Shares	Outstanding Ownership	Fully Diluted Ownership
Common Stock	**10,000,000**				
Michael Powell		2,565,217	2,565,217	32.78%	29.50%
Aviv Elor		2,565,217	2,565,217	32.78%	29.50%
Ash Robbins		2,565,217	2,565,217	32.78%	29.50%
Total Common Stock issued and outstanding		**7,695,651**	**7,695,651**	**98.33%**	**88.50%**
Equity Incentive Plan	1,000,000				
Sean Wells		43,478	43,478	0.54%	0.50%
Greg Gewickey		43,478	43,478	0.54%	0.50%
Sri Kurniawan		21,739	21,739	0.27%	0.25%
Mircea Teodorescu		21,739	21,739	0.27%	0.25%
Starte Engine - Investors		97,459	97,459	1.20%	1.12%
Start Engine LLC		481	481	0.01%	0.01%
Fogarty Innovation		173,913	173,913	2.15%	2.00%
Shares available for issuance under the plan			597,713		6.87%
Total Common Stock under the Plan			**1,000,000**		**11.50%**
Totals		**8,097,938**	**8,695,651**	**100.00%**	**100.00%**
Remaining Common Stock Buffer:	1,304,349				
Percent Buffer	13%				

Immergo Convertible Ledger - SAFE Notes

ID	Convertible Holder	Convertible Holder Email	Principal	Total	Issue Date	Board Approval Date	Conversion Discount	State of Residency	Relationship
SAFE-01	Aviv Elor	aviv@immergolabs.com	$10,000.00	$10,000.00	08-02-2022	07-23-2022	20.00%	CA	Investor
SAFE-02	Mircea Teodorescu	mteodore@ucsc.edu	$5,000.00	$5,000.00	08-05-2022	07-23-2022	20.00%	CA	Investor
SAFE-03	Sri Kurniawan	skurnia@ucsc.edu	$5,000.00	$5,000.00	08-05-2022	07-23-2022	20.00%	CA	Investor
SAFE-04	Jas Sandhu	jas@sandhu.com	$10,000.00	$10,000.00	08-08-2022	07-23-2022	20.00%	CA	Investor
SAFE-05	Ash Robbins	ash@immergolabs.com	$10,000.00	$10,000.00	08-16-2022	07-23-2022	20.00%	CA	Investor
SAFE-06	Sean Wells	wellsphysicaltherapy@gmail.com	$2,000.00	$2,000.00	08-16-2022	07-23-2022	20.00%	FL	Investor
SAFE-07	Aviv Elor	aviv@immergolabs.com	$20,000.00	$20,000.00	09-27-2023	08-04-2023	30.00%	CA	Investor
SAFE-08	Jas Sandhu	jas@sandhu.com	$20,000.00	$20,000.00	09-27-2023	08-04-2023	30.00%	CA	Investor

Immergo Labs, Inc

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-86,479.39
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accumulated depreciation	2,946.35
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**2,946.35**
Net cash provided by operating activities	**$ -83,533.04**
INVESTING ACTIVITIES	
1301 Computer Equipment	-2,946.35
Net cash provided by investing activities	**$ -2,946.35**
FINANCING ACTIVITIES	
3100 Common Stock	120,520.16
3200 Additional Paid In Capital	60,612.16
Net cash provided by financing activities	**$181,132.32**
NET CASH INCREASE FOR PERIOD	**$94,652.93**
CASH AT END OF PERIOD	**$94,652.93**

Immergo Labs, Inc

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-97,194.88
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Chase Business CC 2952	12,098.86
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**12,098.86**
Net cash provided by operating activities	**$ -85,096.02**
FINANCING ACTIVITIES	
3200 Additional Paid In Capital	20,000.00
Opening Balance Equity	0.00
SAFE Investment	20,000.00
Net cash provided by financing activities	**$40,000.00**
NET CASH INCREASE FOR PERIOD	**$ -45,096.02**
Cash at beginning of period	94,652.93
CASH AT END OF PERIOD	**$49,556.91**

NOTE 1 – NATURE OF OPERATIONS

Immgergo Labs, INC. was formed on 03/04/22 ("Inception") in the State of Delaware. The financial statements of Immgergo Labs, INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Cruz, CA.

Immergo Labs, INC. is a corporation that develops a virtual reality telehealth platform designed for physical therapists and their patients. The Company's business model consists of Software as a Service focused on physical therapists and their patients. Our services will be sold across states as direct-to-consumer businesses online. The Company has received an NSF SBIR Grant ($256k) to identify product market fit and de-risk the required technology, is composed of a uniquely skilled team to develop the required features of this platform, and is positioned to solve a large market need in the growing rehabilitation and telehealth market.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from remote physical therapy sessions completed on our platform. when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
None.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 8,097,938 shares of our common stock with par value of $2.24. As of 02/28/24 the company has currently issued 8,097,938 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Founder Aviv Elor invested $20,000 using a SAFE with a 30% discount.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through 02/28/24, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Michael Powell, the CEO of Immergo Labs, Inc, hereby certify that the financial statements of Immergo Labs, Inc. and notes thereto for the periods ending 2022 and 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Immergo Labs, Inc. has not yet filed its federal tax return for 2023.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the __03/04/2024_ (Date of Execution).

_____ ~~Mike Pow~~ _____ (Signature)

_____CEO_____ (Title)

_____03/04/24_____ (Date)

CERTIFICATION

I, Michael Powell, Principal Executive Officer of Immergo Labs, Inc., hereby certify that the financial statements of Immergo Labs, Inc. included in this Report are true and complete in all material respects.

Michael Powell

CEO